November 21, 2006

Securities & Exchange Commission
Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Star Energy Corporation and on March 18, 2006, we reported on the balance sheet of Star Energy Corporation as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. On November 16, 2006 we were dismissed as the independent registered public accounting firm of Star Energy Corporation. We have read Star Energy Corporation’s statements included under Item 4.01 of its Form 8-K dated November 16, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with Star Energy Corporation’s statements related to the engagement of SF Partnership, LLP as the independent registered public accounting firm.

Very truly yours,

/s/ Jones Simkins, P.C.

JONES SIMKINS, P.C.